UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ 20-F  ☐ Form 40-F

Enclosure: A press release dated March 17, 2026 announcing the registrant's board of directors' resolution and call for Annual General Assembly.

Istanbul, March 17, 2026

Announcement Regarding the Board of Directors’ Resolution and Call for Annual General Assembly

Our Company’s Board of Directors has decided to call the Annual General Assembly Meeting of our Company pertaining to the year of 2025 to convene on May 7, 2026 at 10:30 at the address of “Aydınevler Mahallesi, İsmet İnönü Caddesi, No:20/36, C Blok, Konferans Salonu, Küçükyalı Ofispark, 34854, Maltepe/İstanbul” and to discuss the attached agenda.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

THE CALL

TURKCELL İLETİŞİM HİZMETLERİ ANONİM ŞİRKETİ

THE CONVENTION OF THE ANNUAL GENERAL ASSEMBLY MEETING FOR THE FISCAL YEAR 2025 ON 07/05/2026

Istanbul Trade Registry Office- Trade Register Number: 304844-0

The Ordinary General Assembly Meeting for the Fiscal Year of 2025 of our Company shall be held on 07 May 2026, Thursday at 10:30 a.m. at Company Headquarters located Aydınevler Mahallesi, İsmet İnönü Caddesi, No: 20/36, C Blok, Konferans Salonu, Küçükyalı Ofispark, 34854, Maltepe/İstanbul in order to discuss and resolve the issues written on the agenda below.

The shareholders of our Company shall be entitled to attend the Ordinary General Assembly Meeting with their physical presence or in electronic environment in person or by proxy. Attending the meeting in electronic environment is possible through the secure e-signature of the shareholders or their representatives. Thus, it is necessary that the shareholders or their representatives, who will make actions on electronic general assembly system (“EGKS”), shall have secure e-signature and register in Central Securities Depository and Trade Repository of the Turkish Capital Markets (“MKK”) “e- Investor: Investor Information Centre”.

Besides the shareholder or their proxies, who would like to attend the meeting in electronic environment, must fulfil the obligations in accordance with the provisions of the “Regulation on General Assembly Meetings of Joint Stock Companies to be held by Electronic Means” published on the Official Gazette numbered 28395 dated 28 August 2012 and “the Communiqué on Electronic General Meeting System Applicable at General Assemblies of Joint Stock Companies” published on Official Gazette numbered 28396 on 29 August 2012.

The shareholders who cannot attend the meeting in person in physical or electronic environment must issue a power of attorney either by notarizing the signature on it or by attaching the signature declaration issued before notary public to the signed power of attorney form in conformity with the sample below by fulfilling the obligations stated in “The Communique on Voting By Proxy and Proxy Solicitation” of Capital Markets Board numbered II-30.1. The power of attorney sample is available in Company Headquarter and Company’s website www.turkcell.com.tr. The shareholders, who would like to attend the General Assembly in person in physical environment, shall exercise their rights relating to their shares registered in the “The Shareholders List” on MKK by submitting the identity card. The power of attorneys which are not in conformity with attached power of attorney sample and obliged by the aforementioned Communique, shall not be accepted.

The shareholders, who will attend the general assembly in electronic environment over EGKS, can receive information on the website of MKK https://www.mkk.com.tr about the rules and principles for the attendance, appointment of the representative, proposing, expressing view and voting.

Our Company’s Consolidated Financial Statements for 2025, Annual Report of the Board of Directors, Independent Auditor’s Report, Turkish Sustainability Reporting Standards – Compliant Sustainability Report and Dividend Distribution Proposal of the Board of Directors, Articles of Association Amendment Text and General Assembly Information Document shall be ready for our shareholders’ review, at least three weeks before the date of the General Assembly Meeting at Company’s Headquarter and website www.turkcell.com.tr and on the EGKS of MKK.

In accordance with the Capital Markets Law, any notice shall not be sent by registered mail to the Shareholders for the registered and publicly registered shares.

Respectfully submitted to the attention of the Shareholders.

TURKCELL İLETİŞİM HİZMETLERİ ANONİM ŞİRKETİ

Presidency of the Board of Directors

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

AGENDA OF THE ORDINARY GENERAL ASSEMBLY MEETING FOR THE FISCAL YEAR 2025

1.	Opening and constitution of the Presiding Committee;

2.	Reading and discussion of the Annual Report of the Board of Directors relating to the fiscal year 2025;

3.	Reading the summary of The Independent Audit Report relating to the fiscal year 2025;

4.	Reading, discussion and approval of the consolidated financial statements and Turkish Sustainability Reporting Standards - Compliant Sustainability Report, which has been subject to mandatory assurance audit, relating to the fiscal year 2025;

5.	Discussion and resolution of the release of the Board Members from their activities and operations pertaining to the fiscal year 2025;

6.	Discussion and resolution of the amendment of the article 3 of the Company’s Articles of Association, that the legal permits of T.R. Ministry of Trade and Capital Markets Board have been taken, pursuant to the amendment text attached to the agenda;

7.	Providing information to the shareholders about the donations and grants made in the fiscal year 2025; discussion and resolution of the proposal of the Board of Directors to determine the limit of donations to be made by our Company within the period starting on January 1, 2026 and ending on the date of the general assembly meeting of the Company for the fiscal year 2026;

8.	In case any vacancy occurs in Board of Directors due to any reason, submission to the approval of General Assembly the Member and / or Members of the Board of Directors elected by the Board of Directors in accordance with the article 363 of Turkish Commercial Code; discussion and resolution of the election of the members of the Board of Directors whose position becomes vacant due to resignation or other reasons pursuant to the provisions of the relevant legislation and determining their terms of office;

9.	Discussion and resolution of the remuneration of the Board Members;

10.	Discussion and resolution of the recommendation of the Board of Directors for the election of the independent audit firm for the fiscal year 2026 in accordance with the regulations of Turkish Commercial Code, Capital Markets Board;

11.	Discussion and resolution of the recommendation of the Board of Directors regarding the election of the independent audit firm for Turkish Sustainability Reporting Standards - Compliant Sustainability Report relating to the fiscal year 2026;

12.	Discussion and resolution of the proposal of the Board of Directors regarding the distribution of the dividends for the fiscal year 2025;

13.	Providing information to the shareholders about the transactions included into the scope of 1.3.6 numbered Corporate Governance Principles given in II-17.1. numbered Communiqué on Corporate Governance of the Capital Markets Board;

14.	Providing information to the shareholders about the share buy-backs carried out by the Board of Directors within the framework of the Capital Markets Board's Communiqué on Buy-Backed Shares (II-22.1);

15.	Discussion and resolution of granting permission to the members of the Board of Directors to carry out businesses that fall within or outside the scope of the Company's business, personally or on behalf of others, to become partners in companies operating in such businesses and to carry out other transactions in accordance with Articles 395 and 396 of the Turkish Commercial Code;

16.	Pursuant to the capital markets legislation, providing information to the shareholders about the guarantees, pledges and mortgages given by the Company in favor of third parties in the fiscal year 2025 or the derived income thereof;

17.	Closing.

POWER OF ATTORNEY

TO THE PRESIDENCY OF THE BOARD OF DIRECTORS OF TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

I hereby appoint _______________________________________, who is presented below in details, as my proxy; to represent me, to vote, to make proposals and to sign the necessary documents on behalf of me in the Ordinary General Assembly Meeting of Turkcell İletişim Hizmetleri Anonim Şirketi for the Fiscal Year of 2025 to be held on 07 May 2026, Thursday, at 10:30 a.m., at Company Headquarters located at the address of Aydınevler Mahallesi, İsmet İnönü Caddesi, No: 20/36, C Blok, Konferans Salonu, Küçükyalı Ofispark, 34854, Maltepe/İstanbul, in line with my below instructions.

Proxy(*);

Name Surname/Commercial Title:

TC Identity No/Tax ID No, Trade Registry Office and Registry Number and Central Registration (MERSİS) Number:

(*) For foreign proxies equivalent information, if available, must be submitted.

A)	SCOPE OF POWER OF ATTORNEY

The scope of power of attorney shall be determined by choosing either (a), (b) or (c) for sections 1 and 2 below.

1.	In relation with the Issues under the General Assembly Agenda;

a)	The proxy shall be authorized to vote in line with his/her opinion.

b)	The proxy shall be authorized to vote in line with the proposals of the company management.

c)	The proxy shall be authorized to vote in line with the instructions indicated in the below table.

Instructions:

If option (c) is chosen by the shareholder, instructions shall be submitted specifically to agenda items by checking one of the options (acceptance or refusal) provided next to the relevant agenda item of general assembly, and if refusal option is chosen, by indicating the opposition note, if any, which is required to be written in the general assembly minutes.

Agenda Items (*)	Acceptance	Refusal	Opposition Notice
1.
2.
3.
4.
5.
6.
7.
8.
9.
10.
11.
12.
13.
14.
15.
16.
17.

(*) The issues under the general assembly agenda shall be listed one by one. If minority has a separate resolution draft, it shall be specifically stated to enable voting by proxy.

2.            Specific instruction related with other issues that may arise during the General Assembly meeting and especially with the use of minority rights:

a)           The proxy shall be authorized to vote in line with his/her opinion.

b)           The proxy shall not be authorized to represent in these matters.

c)           The proxy shall be authorized to vote in line with the below specific instructions.

SPECIFIC INSTRUCTIONS; Specific instructions of the shareholder to the proxy shall be indicated here, if any.

B)           The shareholder shall specify the shares to be represented by the proxy, by choosing one of the options below.

1. I hereby approve my below detailed shares to be represented by proxy.

a)            Order and serial:*

b)           Number/Group:**

c)            Amount-Nominal value:

d)            Voting privileges:

e)            Bearer-Registered:*

f)            Ratio of total shares/voting rights of the shareholder:

* This information is not requested for shares that are electronically registered.

**Group information, if any, shall be submitted instead of number for electronically registered shares.

2. I hereby approve that all of my shares listed in the list of shareholders to attend the general assembly meeting, which is prepared by the MKK one day prior to the general assembly, shall be represented by a proxy.

NAME SURNAME or TITLE OF THE SHAREHOLDER (*)

TC Identity No/Tax ID No, Trade Registry Office and Registry Number and Central Registration (MERSİS) Number:

Address:

SIGNATURE

(*) For foreign shareholders equivalent information, if available, must be submitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: March 17, 2026	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: March 17, 2026	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer